David W. Braswell Direct T 314.552.6631 F 314.612.2229 dbraswell@armstrongteasdale.com

September 16, 2013

Mr. John Reynolds

Assistant Director

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Armstrong Energy, Inc.
Draft Registration Statement on Form S-4
Submitted on July 30, 2013
CIK No. 0001532288

Dear Mr. Reynolds:

On behalf of Armstrong Energy, Inc. (the “Company”), we are responding to the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced submission (the “Draft Registration Statement”), as required by your letter of August 23, 2013 to Mr. Martin D. Wilson, President of the Company. Our responses are numbered to correspond with the numbered comments contained in the August 23, 2013 letter. For your convenience, we have repeated the Commission’s comments below before each of our responses.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

7700 FORSYTH BLVD., SUITE 1800, ST. LOUIS, MO 63105 T 314.621.5070 F 314.621.5065	ArmstrongTeasdale.com

September 16, 2013

Response:

Neither the Company, nor anyone authorized by the Company, has presented any written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), to potential investors in reliance on Section 5(d) of the Securities Act. The Company does not anticipate presenting, and does not anticipate authorizing anyone to present, any such written communications to potential investors.

No research reports about the Company have been published or distributed in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act (the “JOBS Act”) by any broker or dealer that is participating or will participate in the Company’s offering.

2.	Please supplementally confirm that the offer will be open for at least 20 full business days to ensure compliance with Exchange Act Rule 14e-1(a). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Securities Act Rule 424.

Response:

The Company notes the Staff’s comment and hereby confirms that (i) the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and (ii) the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Securities Act Rule 424.

3.	As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open through midnight on the twentieth business day. See Exchange Act Rule 14d-1(g)(3).

Response:

The Company notes the Staff’s comment and hereby confirms that the offer will be open through midnight on the 20th business day. As the Company expects that the exchange offer will remain open until 5:00 p.m. on the 21st business day following commencement, the references to the 5:00 p.m. expiration time have not been revised in the Company’s registration statement on Form S-4 filed on the date hereof (the “Form S-4”).

4.	We note that you withdrew your Form S-1, originally filed on October 12, 2011, on July 25, 2013. We further note that that offering was being conducted concurrently with that of Armstrong Resource Partners, L.P., which also filed its initial Form S-1 on October 12, 2011. Please advise us of the status of that offering, as the registration statement was last amended on July 2, 2012.

September 16, 2013

Response:

Although Armstrong Resource Partners, L.P., the Company’s affiliate (“ARP”), does not intend to request effectiveness of its registration statement on Form S-1 (the “ARP Form S-1”) at this time, ARP prefers not to withdraw the ARP Form S-1 at this time so that it can maintain some flexibility regarding the timing of its proposed offering, taking into consideration the financial markets.

Inside Front Cover of Prospectus

5.	Please revise to provide the information required by Item 2 of Part I of Form S-4. In this regard, we are unable to locate the information set forth in subsections (1) and (2).

Response:

The Company has not incorporated by reference any business or financial information into the prospectus. Therefore, the Company has not provided the disclosure regarding incorporation by reference on the inside front cover of the prospectus included in the Form S-4.

Industry and Market Data, page iii

6.	We note your statements that “we have not independently verified any of the data obtained from third-party sources nor have we ascertained the underlying economic assumptions relied upon therein.” Please add disclosure confirming that the company is responsible for all of the disclosure in the prospectus. In addition, please remove such language, as this statement implies you are not responsible for the accuracy of the information you elect to include in your prospectus.

Response:

The Company has revised the “Industry and Market Data” section on page i of the Form S-4 (i) to remove the statement that “we have not independently verified any of the data obtained from third-party sources nor have we ascertained the underlying economic assumptions relied upon therein” and (ii) to add disclosure confirming that the Company is responsible for all of the disclosure in the prospectus.

Dealer Prospectus Delivery Obligation, page iii

September 16, 2013

7.	Please move the dealer prospectus delivery obligation to the outside back cover page of the prospectus. Please refer to Item 502(b) of Regulation S-K.

Response:

In the Form S-4, the Company has moved the dealer prospectus delivery obligation to the outside back cover page of the prospectus.

Prospectus Summary, page 1

8.	We note your discussion of Yorktown Partners LLC and that you have not provided any context for mentioning this entity. Please revise to include a summary of your corporate structure. Consider including a diagram to illustrate your relationships. Provide a more detailed discussion in your Business section.

Response:

The Company has revised its disclosure to provide an organizational chart on pages 6 and 90 of the Form S-4, and has expanded the description of Yorktown Partners LLC on page 7 to clarify the relationship between Yorktown Partners LLC and the Company. In addition, the Company included the following disclosure on page 87 of the “Business” section of the Form S-4:

We are majority-owned by Yorktown. After giving effect to this exchange offer, we will continue to be majority-owned by Yorktown. In addition, Yorktown is represented on our board by Bryan H. Lawrence, founder and principal of Yorktown Partners LLC. As a result, Yorktown has, and can be expected to have, a significant influence in our operations, in the outcome of stockholder voting concerning the election of directors, the adoption or amendment of provisions in our charter and bylaws, the approval of mergers, and other significant corporate transactions.

Risk Factors, page 16

Risks Related to the Exchange Notes, page 33

We have a substantial amount of indebtedness, which may adversely affect our cash flow…, page 33

9.	Please break-out the components of your consolidated debt. In addition, please revise your disclosure to quantify your lease and royalty obligations.

September 16, 2013

Response:

In the Form S-4, the Company has revised the risk factor that begins “We have a substantial amount of indebtedness…” on page 34: (i) to break out the components of the Company’s consolidated debt, and (ii) to quantify the Company’s lease and royalty obligations.” The revised risk factor reads as follows (the revised disclosure is underlined):

We have a substantial amount of indebtedness, which may adversely affect our cash flow and our ability to operate our business.

At June 30, 2013, our total long-term debt was approximately $203.4 million, which is comprised of the following: $193.5 million in borrowings under the Notes and $9.9 million in other long-term debt. As of June 30, 2013, we had a long-term obligation owed to our affiliate, Armstrong Resource Partners, associated with the financing transactions in connection with the transfers of undivided interests in certain land and mineral reserves to Armstrong Resource Partners totaling $104.9 million. We also have significant lease and royalty obligations, including, but not limited to, our capital lease obligations that totaled approximately $7.7 million as of June 30, 2013 and our obligations under non-cancelable operating leases that totaled approximately $48.9 million. Future minimum advance royalties totaled approximately $2.3 million as of June 30, 2013. In addition to advance royalties, production royalties are payable based on the quantity of coal mined in future years and prospective changes to mine plans. Our ability to satisfy our debt, lease and royalty obligations, and our ability to refinance our indebtedness, will depend upon our future operating performance. The amount of indebtedness we have incurred could have significant consequences to us, such as:

•	increasing our vulnerability to adverse economic, industry or competitive developments;

•

requiring a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on our indebtedness, therefore reducing our ability to use our cash flow to fund our operations, capital expenditures and future business opportunities;

•	making it more difficult for us to satisfy our obligations with respect to the Notes;

•	limiting our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes; and

•

limiting our flexibility in planning for, or reacting to, changes in our business or the industry in which we operate, placing us at a competitive disadvantage compared to our competitors who are less highly leveraged and who therefore may be able to take advantage of opportunities that our leverage prevents us from exploiting.

September 16, 2013

10.	Please discuss as a separate risk factor the risk associated with a default of the covenants under the revolving credit facility, as discussed in the second paragraph of the second risk factor on page 34.

Response:

In the Form S-4, the risk factor that begins, “The indenture governing the Exchange Notes contains…” has been revised so that it only relates to the risk associated with a default of the covenants under the indenture. In addition, the Company has added an additional risk factor that addresses the risk associated with a default of the covenants under the revolving credit facility. The revised risk factor and the new risk factor read as follows (the revised disclosure is underlined):

The indenture governing the Exchange Notes contains restrictions that limit our flexibility in operating our business.

The indenture governing the Exchange Notes contains various covenants that limit our ability to engage in specified types of transactions. These covenants limit our ability to, among other things:

•	incur or assume liens or additional debt or provide guarantees in respect of obligations of other persons;

•	pay dividends or distributions or redeem or repurchase capital stock;

•	prepay, redeem or repurchase certain debt;

•	make loans and investments;

•	enter into agreements that restrict distributions from our subsidiaries;

•	sell or transfer assets;

•	enter into certain transactions with affiliates; and

•	consolidate or merge with or into, or sell substantially all of our assets to, another person.

As a result of these covenants, we are limited in the manner in which we conduct our business, and we may be unable to engage in favorable business activities to finance future capital needs. A breach of any of these covenants could result in a default under the Revolving Credit Facility or the indenture. In addition, any debt agreements we enter into in the future may further limit our ability to enter into certain types of transactions. If we do not achieve the operating results required by the Revolving Credit Facility or future agreements, we would default under these covenants. If that occurs, our lenders, including holders of Exchange Notes, could accelerate their debt. If their debt is accelerated, we may not be able to repay all of their debt, in which case your Exchange Notes may not be fully repaid, if they are repaid at all.

September 16, 2013

Our Revolving Credit Facility contains restrictions that limit our flexibility in operating our business.

The Revolving Credit Facility includes customary covenants that, if there are borrowings under the Revolving Credit Facility and also subject to certain exceptions, restrict our ability and the ability of our subsidiaries to, among other things:

•	incur or assume liens or additional debt (including capital leases) or provide guarantees in respect of obligations of other persons;

•	pay dividends or distributions or redeem or repurchase capital stock;

•	make loans, capital expenditures and investments;

•	enter into agreements that restrict distributions from our subsidiaries;

•	sell, divest or transfer assets;

•	enter into certain transactions with affiliates; and

•	consolidate or merge with or into, or sell substantially all of our assets to, another person.

In addition, at any time when (i) undrawn availability is less than the greater of (a) $10.0 million or (b) an amount equal to 20% of the borrowing base or (ii) an event of default (as such term is defined in the Revolving Credit Facility) has occurred and is continuing, we will be required to maintain a fixed charge coverage ratio, calculated as of the end of each calendar month for the 12 months then ended, greater than 1.0-to-1.0. The Revolving Credit Facility also contains customary affirmative covenants and events of default. If an event of default occurs, the lenders under the Revolving Credit Facility will be entitled to take various actions, including the acceleration of amounts due under the Revolving Credit Facility and all actions permitted to be taken by a secured creditor. If our debt is accelerated, we may not be able to borrow sufficient funds to refinance our debt or be able to repay all of it, in which case your Exchange Notes may not be fully repaid, if they are repaid at all. In addition, we may be prevented from taking advantage of business opportunities that arise because of the limitations imposed on us by the restrictive covenants under our Revolving Credit Facility.

September 16, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 48

Results of Operations, page 51

11.	We note the disclosure in the first paragraph on page 51 regarding your anticipated coal production. Please tell us why you have not provided price information from the committed and priced category.

Response:

In the Form S-4, the Company has revised its disclosure to provide the average price per committed ton for 2013 and 2014. The revised disclosure on page 53 reads as follows (the revised disclosure is underlined):

Our anticipated coal production for 2013 is 9.4 million tons, with approximately 9.2 million tons, or 98%, committed and priced as of August 31, 2013. As of August 31, 2013, the average price per committed ton for 2013 is $44.78. As of August 31, 2013, we have approximately 8.2 million tons, or 84%, of our anticipated 2014 production committed and priced. As of August 31, 2013, the average price per committed ton for 2014 is $47.73.

Adjusted EBITDA, page 54

12.	We note that you present a discussion of the non-GAAP measure Adjusted EBITDA without a corresponding discussion of the comparable GAAP measure. Please revise to present a discussion of the comparable GAAP measure with equal or greater prominence or remove the discussion of the non-GAAP measure. Please refer to the guidance in Item 10(e)(1)(i) of Regulation S-K.

Response:

Consistent with Item 10(e)(1)(i) of Regulation S-K, the Company has revised its disclosure on pages 56 and 59 of the Form S-4 to include a presentation, with equal or greater prominence, of net (loss) income, which is the most directly comparable financial measure calculated and presented in accordance with generally accepted accounting principles.

Business, page 81

13.	Please describe the general development of the business of the company, its subsidiaries and any predecessors during the past five years, as required by Item 101(a) of Regulation S-K.

September 16, 2013

Response:

On page 87 of the Form S-4, the Company discloses, among other things, that it was formed in 2006 and commenced production in 2008. On pages 88 through 92 of the Form S-4, the Company includes disclosure regarding material coal reserves acquisitions, as well as other material corporate developments since its formation.

In addition, the Company has included the following paragraph on page 88 of the “Business” section of the Form S-4:

Our Reorganization

In August 2011, Armstrong Resources Holdings, LLC merged with and into Armstrong Energy, Inc., which subsequently changed its name to Armstrong Energy Holdings, Inc. Subsequently, Armstrong Land Company, LLC was converted to a C-corporation and changed its name to Armstrong Energy, Inc. effective October 1, 2011 (the “Reorganization”). In connection with the Reorganization, each owner of Armstrong Land Company, LLC received 9.25 shares of Armstrong Energy, Inc. common stock for each unit held.

Neither the Company nor any of its significant subsidiaries has been a party to any bankruptcy, receivership or similar proceedings. There have been no material reclassifications, mergers or consolidations of the Company or any of its significant subsidiaries. Other than as disclosed in the Form S-4, the Company has not acquired or disposed of a material amount of assets otherwise than in the ordinary course of business, and there have been no material changes in the mode of conducting the Company’s business.

Executive Officer Compensation, page 117

14.	We note the bonuses paid to your named executive officers. Discuss in greater detail how the bonuses were awarded. Discuss in greater detail the performance criteria used in determining the bonus and to the extent there were performance targets, disclose.

Response:

Pursuant to Section 102(c) of the JOBS Act, the Company is permitted to comply with Item 402 of Regulation S-K by disclosing the same information as a smaller reporting company. Therefore, the Company is not required to provide a Compensation Discussion and Analysis as set forth in Item 402(b) of Regulation S-K. However, pursuant to Item 402(o) of Regulation S-K, the Company is required to provide a narrative description of any material factors necessary to an understanding of the information disclosed in the summary compensation table required by Item 402(m) of Regulation S-K. In response to the Staff’s comment, in the Form S-4, the Company revised the first two paragraphs under “Executive Compensation—Elements of Compensation” on page 126 to discuss in greater detail how bonuses were awarded. Such paragraphs have been revised in the Form S-4 to read as follows (the revised disclosure is underlined):

September 16, 2013

Historically, our executive officers have received annual salaries as their compensation for services. In addition, our board may grant discretionary cash bonuses and equity to our executive officers. Decisions regarding compensation of our executive officers generally are made by the compensation committee, based upon the recommendations of the president. The base salary for each of our named executive officers is set forth in his employment agreement and is subject to adjustment annually as determined by the board of directors. See “—Employment Agreements.” Historically, we have not set any specific performance targets for Armstrong Energy or for individual executive officers. Determinations regarding salary adjustments are made based on a number of objective and subjective factors, including cost of living increases, our financial performance in a general sense, including our Adjusted EBITDA, and a qualitative analysis of each individual officer’s performance during the preceding year, taking into account such factors as leadership, commitment and execution of corporate initiatives and special projects assigned by the board of directors. We also consider whether there has been any material change in the officer’s title, duties and responsibilities in the preceding year. Finally, we may decide to make a market adjustment in salaries, if we determine that salary levels for one or more of our named executive officers have fallen materially below levels that we consider appropriate in order to maintain a competitive compensation package and to discourage valued executives from leaving their positions with us to pursue other opportunities. In making market adjustments, we informally analyze publicly available data relating to historical compensation paid to certain executive officers at several public coal mining companies. The specific companies included in the analysis may change from year to year. For 2012, we included the following companies in our analysis: Cloud Peak Energy Inc., Hallador Energy Company, James River Coal Company, Oxford Resource Partners, LP, Rhino Resource Partners LP and Westmoreland Coal Company. We do not utilize a compensation consultant.

Each year, the compensation committee determines the amount of any discretionary bonuses to be paid to our named executive officers. The bonuses are determined in a manner similar to the annual base salary adjustments described above, i.e. based on a number of objective and subjective factors, including the target bonus set forth in the respective officer’s employment agreement, if any (see “—Employment Agreements—Armstrong and Wilson Employment Agreements” and “—Employment Agreements—2011 Gist Employment Agreement”), our financial performance in a general sense, and a qualitative analysis of each individual officer’s performance during the preceding year, taking into account such factors as leadership, commitment, and execution of corporate initiatives and special projects assigned by the board. The discretionary bonuses are also considered together with the base salary adjustments in ensuring that our executive officers are provided a competitive level of cash compensation each year, but the discretionary bonus portion provides flexibility to adjust total annual cash compensation to align with current performance.

September 16, 2013

15.	We note the lack of disclosure regarding payments upon termination or a change in control. However, the prior Form S-1 included disclosure of such provisions, which appeared to be found in employment agreements that are still in place. Please advise whether such provisions are no longer in force or revise to provide the disclosure, as required by Item 402(q)(2) of Regulation S-K.

Response:

In the Form S-4, the Company revised its disclosure under “Executive Compensation—Employment Agreements,” beginning on page 127, to provide the disclosure required by Item 402(q)(2) of Regulation S-K.

Certain Relationships and Related Party Transactions, page 125

16.	Please provide all of the disclosure required by Item 404(a) of Regulation S-K. See Instruction 1 to Item 404. We note transactions that occurred in 2011 that were disclosed in the prior Form S-1 but were not included in this disclosure. Please revise or advise.

Response:

In the Form S-4, the Company revised its disclosure under “Certain Relationships and Related Party Transactions,” beginning on page 136, to provide the disclosure required by Item 404(a) of Regulation S-K.

17.	Please disclose the amount paid pursuant to the Credit and Collateral Support Fee and Indemnification and Right of First Refusal Agreement.

Response:

In the Form S-4, the Company revised its disclosure under “Certain Relationships and Related Party Transactions—Credit and Collateral Support Fee, Indemnification and Right of First Refusal Agreement,” on page 139, to disclose the amount paid pursuant to the Credit Collateral Support Fee, Indemnification and Right of First Refusal Agreement for 2012 and 2011.

The Exchange Offer, page 129

18.	We note that you are registering the Exchange Notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (May 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Sherman & Sterling no-action letters.

September 16, 2013

Response:

On July 30, 2013, the Company submitted a supplemental letter stating that it is registering the exchange offer in reliance on the Staff’s position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (May 13, 1988), Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). The accession number of the submission was 0000950123-13-005130. For the Staff’s convenience, the Company has submitted a copy of its July 30, 2013 letter with the Form S-4.

Expiration Date; Extensions; Amendments, page 131

19.	Please advise us as to how oral notice of any extension is reasonably calculated to reach registered holders of the outstanding notes or otherwise satisfies the requirements of Exchange Act Rule 14e-1(d). We note similar disclosure on page 136.

Response:

The Company has revised its disclosure in the Form S-4 to remove any references to oral notice of extensions of the exchange offer. Consistent with Rule 14e-1(d) under the Exchange Act, any notice of extension of the exchange offer will be provided in writing.

Acceptance of Outstanding Notes for Exchange; Delivery of Exchange Notes Issued in the Exchange Offer, page 133

20.	We note the disclosure indicating that you will accept “promptly” after the expiration date all Outstanding Notes properly tendered and will issue Exchange Notes. Rule 14e-1(c) required that you exchange the notes or return the Outstanding Notes “promptly” upon expiration or termination of the offer, as applicable. Please revise here and throughout the document, as necessary.

Response:

The Company notes the Staff’s comment and has revised its disclosure in the Form S-4 to provide, consistent with Rule 14e-1(c) under the Exchange Act, that the Company will exchange the outstanding notes or return the outstanding notes promptly after the expiration or termination of the exchange offer.

Description of Exchange Notes, page 138

21.	We note that you describe the guarantees and “fully and unconditionally guaranteed. We then note that you describe certain circumstances that will release the guarantee. Please revise throughout your document to add qualifying language.

September 16, 2013

Response:

The Company notes the Staff’s comment and has revised its disclosure in the Form S-4 to provide that the guarantees are fully and unconditionally guaranteed, subject to certain customary release provisions.

Consolidated Financial Statements

General

22.	Please note the financial statement updating requirements per Rule 3-12 of Regulation S-X.

Response:

Consistent with Rule 3-12 of Regulation S-X, the Company has provided financial information for the six months ended June 30, 2013 and balance sheet data as of June 30, 2013.

Notes to Consolidated Financial Statements

15. Long-Term Debt, page F-22

23.	It appears from your disclosure that the Senior Secured Notes due in 2019 and the 2012 Credit Facility is fully and unconditionally, jointly and severally guaranteed by substantially all of your subsidiaries. Please provide us with a detailed discussion how you considered the guidance in Rule 3-10 of Regulation S-X in assessing the level of financial information that should be presented for each of these subsidiaries.

Response:

In the Form S-4, consistent with Rule 3-10(f) of Regulation S-X, the Company has included, in a footnote to its audited financial statements for the year ended December 31, 2012 (see Note 25, beginning on page F-33) and a footnote to its unaudited financial statements for the six months ended June 30, 2013 (see Note 16, beginning on page F-55) condensed consolidating financial information with a separate column for: (i) the parent, (ii) the subsidiary guarantors on a combined basis, (iii) consolidating adjustments; and (iv) the total consolidated amounts. The Company considers the non-guarantor subsidiaries to be “minor” as the term is defined in Rule 3-10 of Regulation S-X. Therefore, in the Form S-4, the Company has included the financial position, results of operations and cash flows of the non-guarantor subsidiaries in the condensed financial data of the guarantor subsidiaries.

September 16, 2013

Exhibits

24.	We note that Exhibits 10.1, 10.31, 10.32, 10.40, 10.43, 10.44 and 10.46 are missing exhibits, schedules and/or attachments. Please revise to file each exhibit in its entirety as required by Item 601(b)(10) of Regulation S-K.

Response:

The Company has filed Exhibit 10.1 in its entirety, including all exhibits, schedules and attachments thereto, with the Form S-4.

Although Exhibit 10.31 (now numbered Exhibit 10.33) references an exhibit, the original of such agreement, as executed, does not contain any exhibits. Therefore, the document filed as Exhibit 10.33 is the same as the document submitted as an exhibit to the Company’s draft registration statement submitted confidentially on July 30, 2013 (the “Draft Registration Statement”). Please note that Exhibit 10.30 to the Draft Registration Statement, now numbered Exhibit 10.32 (Mr. Armstrong’s employment agreement), also references an exhibit, but the agreement, as executed, does not contain any exhibits.

Exhibit 10.32 (now numbered Exhibit 10.34) references only one exhibit and that exhibit has been filed as a part of Exhibit 10.34. Therefore, the document filed as Exhibit 10.34 is the same as the document submitted with the Company’s Draft Registration Statement.

All exhibits, schedules and attachments to Exhibit 10.40 (now numbered Exhibit 10.42) have been filed. Exhibits A-2 and B-2 to Schedule A and Exhibit B to Schedule B are maps and the references to the respective exhibit numbers are included at the bottom of each map. Therefore, the document filed as Exhibit 10.42 is the same as the document submitted with the Company’s Draft Registration Statement.

All exhibits, schedules and attachments to Exhibit 10.43 (now numbered Exhibit 10.45) have been filed. Schedules A and B are schedules to the form of lease (Exhibit C to Exhibit 10.45) and were submitted with the Company’s Draft Registration Statement in the form attached to the executed copy of Exhibit 10.45. Schedules A and B would be completed if and when leases are executed based on the form attached as Exhibit C to Exhibit 10.45. Therefore, the document filed as Exhibit 10.45 is the same as the document submitted as an exhibit to the Company’s Draft Registration Statement.

All exhibits, schedules and attachments to Exhibit 10.44 (now numbered Exhibit 10.46) have been filed. Exhibit B is a map which appears immediately after Exhibit C and is labeled “Exhibit ‘B’” at the bottom of the map. Therefore, the document filed as Exhibit 10.46 is the same as the document submitted as an exhibit to the Company’s Draft Registration Statement.

Although Exhibit 10.46 (now numbered Exhibit 10.48) references four schedules (Schedules 1, 7, 9.6 and 10.6), in the original of such agreement, as executed, only Schedule 7 includes any information. Schedule 1 was not attached to the original agreement, and Schedules 9.6 and 10.6 contain only the respective schedule numbers and the headings, as indicated on Exhibit 10.48. Therefore, the document filed as Exhibit 10.48 is the same as the document submitted as an exhibit to the Company’s Draft Registration Statement.

25.	We note that you have not filed several exhibits, including counsel’s legality opinion and your auditor consents. Please note that we may have comments on these exhibits once you file them and will need adequate time to review them before we will entertain a request to accelerate the effectiveness of the registration statement.

Response:

The Company notes the Staff’s comment. All exhibits, other than counsels’ executed legality opinions and Wells Fargo Bank, National Association’s Statement of Eligibility of Trustee on Form T-1, have been filed with the Form S-4. Forms of counsels’ legality opinions have been filed as Exhibits 5.1 and 5.2, respectively. Copies of the executed opinions and Wells Fargo Bank, National Association’s Statement of Eligibility of Trustee on Form T-1 will be filed by amendment prior to effectiveness.

Sincerely,

/s/ David W. Braswell

David W. Braswell

DWB/plw

cc:	Blaise Rhodes /U.S. Securities and Exchange Commission
Angela Halac /U.S. Securities and Exchange Commission
Erin Wilson/U.S. Securities and Exchange Commission
Pamela Howell/U.S. Securities and Exchange Commission
Martin D. Wilson/Armstrong Energy, Inc.